UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

55 Rue de Luxembourg

59800 Lille

France

Tel: +33 362276008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Top Wealth Group Holding Limited is filing this Amendment No. 1 on Form 6-K to amend its original report on Form 6-K which was filed with the Securities and Exchange Commission on October 22, 2026 (the “Original 6-K”). The purpose of this Amendment is solely to correct the market effective date of the Share Consolidation stated in the press release contained in Exhibit 99.1 to the Original 6-K. The correct market effective date should be October 26, 2026.

Except as described above, the information contained in the Original 6-K remains unchanged.

Share Consolidation

On October 22, 2026, Top Wealth Group Holding Ltd (the “Company”) issued a press release announcing the approval of the proposed 1-for-100 share consolidation of the Class A ordinary shares (“Class A Ordinary Shares”) and Class B ordinary shares (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of US0.009 par value each (the “Share Consolidation”).

Beginning with the opening of trading on October 26, 2026, being the market effective date, the Class A Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “TWG” but under a new CUSIP number of G8945S128. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every 100 issued and outstanding Ordinary Shares of a par value of US$0.009 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.9 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors and its shareholders on September 29, 2026.

A copy of the press release dated October 22, 2026 is included as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2026	Top Wealth Group Holding Limited

	By:	/s/ Yuen Cheong Carp, LEE
	Name:	Yuen Cheong Carp, LEE
	Title:	Chief Executive Officer and Director

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